Exhibit 10.1

March 12, 2024

Dear Mike,

We are pleased that you have agreed to serve as the interim Chief Executive Officer of Petco Health and Wellness Company, Inc. and its subsidiaries (“Petco”) reporting to the Board of Directors of Petco (the “Board”) while the Board seeks a permanent Chief Executive Officer. It is expected that you will continue to serve on the Board (but not any Board committees), while also serving as interim Chief Executive Officer of Petco; however, you will no longer be eligible to receive compensation for service on the Board during the Service Period (as defined below).

Please take a moment to review notable details of your offer below:

Service Period – Your employment will begin on March 13, 2024 (the “Effective Date”) and end upon your termination of employment (the “Service Period”).

Base Salary – During the Service period, your annual base salary will be $1,100,000 per year, prorated and paid on a bi-weekly basis. In the event of an Early Termination (as defined below), and subject to your execution and non-revocation of a general release of claims against Petco and its affiliates, you will receive a lump sum payment within 30 days of the effectiveness of such release of any unpaid base salary that would have been earned had the Service Period been for four months.

Annual Incentive - You will be eligible to receive a target annual bonus equal to 125% of your annual base salary under Petco’s annual incentive plan, prorated based on the portion of the Service Period that occurs during the fiscal year; however, in the event of an Early Termination, and subject to your execution and non-revocation of a general release of claims against Petco and its affiliates, you shall be entitled to receive any annual cash incentive that would have been earned had the Service Period been four months. Annual incentives are earned based on company and individual performance subject to goals established by the Compensation Committee of the Board. Any annual cash bonus due to you will be paid at the same time annual cash incentives are paid to other executive officers of the Company. The Compensation Committee reserves the right to modify the incentive plan at its sole discretion.

Long Term Incentive – Subject to approval by the Board, you will be granted equity awards under the Petco Health and Wellness Company, Inc. 2021 Equity Incentive Plan (as amended, the “Equity Plan”) with a grant date value of approximately $8,000,000, which will be granted one-third in the form of restricted stock units (“RSUs”) and two-thirds in the form of stock options (“Options”). The grant date is expected to be March 15, 2024. The number of RSUs will be determined based on Petco’s closing stock price on the applicable date of grant. The exercise price of the Options will be $5.00 and the number of Options will be determined based on a Black-Scholes valuation on the applicable date of grant. The RSUs and Options will vest in equal monthly installments over the 12-month period following the Effective Date, subject to your continued employment through each vesting date. In the event of an Early Termination, and subject to your execution and non-revocation of a general release of claims against Petco and its affiliates, the RSUs and Options that would have vested on or prior to the four-month anniversary of the Effective Date will be fully vested as of the date of such Early Termination.

Employee Benefits – During the Service Period, you will be eligible to participate in Petco’s retirement and health and welfare benefit plans as in effect from time to time on the same basis as those benefits are generally made available to other executive officers of Petco, in each case, to the extent that you are eligible under the terms of such plans or programs.

Location – Your primary work location will be remote; however, Petco may require that you travel to Petco’s headquarters in San Diego, California or other Petco locations in the performance of your duties hereunder.

Expense Reimbursement – During the Service Period, reasonable business expenses incurred by you in the performance of your duties hereunder shall be advanced or promptly reimbursed by Petco in accordance with Petco’s policies as in effect from time to time. So long as your primary work location is remote, Petco will reimburse you for reasonable expenses incurred related to your travel to Petco’s headquarters in San Diego, California (including, but not limited to, accommodations, rental cars and flights).

Definitions – As used herein:

•	“Cause” shall have the meaning set forth in the Equity Plan.

•

“Disqualifying Termination” means a termination of your employment by Petco for cause or as a result of your resignation for any reason (other than your resignation in connection with the appointment of a permanent Chief Executive Officer).

•	“Early Termination” means a termination of your employment for any reason prior to the four-month anniversary of the Effective Date, other than a Disqualifying Termination.

Petco is an “at will” employer and as such, employment with Petco is not for a fixed term or definite period and may be terminated at the will of either party, with or without Cause, and without prior notice. Other than as specifically set forth herein in the event of an Early Termination, you will not be eligible to receive severance or other separation payments or benefits in connection with the termination of the Service Period, and you will not be eligible to participate in the Petco Health and Wellness Company, Inc. Executive Severance Plan. No representative of the Company (except the Board) has the authority to enter into any agreement for employment for any specified period of time, or to make any agreement contrary to the above.

We look forward to your joining the Petco executive leadership team as the interim Chief Executive Officer. Please confirm your agreement to the terms set forth in this letter by signing below.

Sincerely,

/s/ Cameron Breitner

Cameron Breitner

Chair of the Compensation Committee

ACKNOWLEDGED AND AGREED:

/s/ R. Michael Mohan
R. Michael Mohan

Date: March 12, 2024